FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record N°175

Santiago, January 14, 2014

Ger. Gen. N°05/2014

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda N°1449

Santiago, Chile

Ref.: Significant Event

To whom it may concern:

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law 18,045, as well as regarding provisions of General Norm 346 of the Superintendence, and duly authorized, I hereby inform you of the following significant event:

At a meeting held today, Enersis S.A.'s Board of Directors agreed, by the unanimity of its members, to submit a voluntary public offer for the acquisition of shares from the shareholders of its subsidiary Companhia Energética do Ceará - COELCE (“Coelce”), located in the Federal Republic of Brazil.

Enersis S.A. already controls and consolidates Coelce, through Endesa Brasil S.A., which as of today, holds 58.87% of Coelce’s shares, which correspond to 91,66% of ordinary shares and 6.26% of preferred Class A shares.

Enersis S.A (“Offerer”), assisted by Itaú BBA S.A. Bank (“Itau BBA”), as an intermediary, will promptly publish the prospectus (“Edital”) of the voluntary public tender offer to  acquire all the shares of every series issued by Coelce (ordinary, preferred Class A, and preferred Class B) that are traded on the market, at a price per share of R$ 49. This price will be paid up-front, on February 20, 2014, in Brazilian official currency, following Brazilian established legislation and regulations, this being a voluntary tender offer in accordance with Instrução CVM N°361/2002.  This price represents a 20.1% premium compared to the volume weighted average price of preferred shares Class A of the last 30 trading days up to and including January 13, 2014.

In the event that during the execution of this public tender offer, all shareholders of Coelce sell their shares to Enersis S.A., this society would have to disburse approximately $ 340.212 million Chilean pesos, or  US$645 million, converted at an exchange rate of Ch$527.53 per US dollar.,

This transaction, as it is a purchase of an already controlled subsidiary, does not impact the Financial Statements of Enersis S.A. and shall not modify the values of the assets and liabilities of Coelce recorded in the consolidated balance sheet of Enersis at the moment of the transaction. The difference that occurs between the values recorded by Coelce and the value disbursed by Enersis for the purchase, will be recorded in Equity (other reserves) at the time at which the transaction is executed.  At the time of conclusion, the effects of the increased economic interest will be reflected in the Financial Statements of Enersis S.A..

The acceptance of the public tender offer will be valid for 33 calendar days beginning on January 16, 2014, the date of publishing of the Edital in Brazilian media. The public tender offer auction will occur at 4:00 pm (Brasilia time) on February 17, 2014. The other terms and conditions of the public tender offer will be disclosed in the public tender offers’  Edital that will be promptly published.

Please be advised that PricewaterhouseCoopers Corporate Finance & Recovery Ltd. of Brazil drafted Coelce’s assessment report (“Laudo de Avaliação”). That together with the Edital of  Oferta Pública Voluntária para Aquisição de Ações Ordinárias, Ações Preferenciais A e Ações Preferenciais B em Circulação de Emissão da Companhia; will be available to interested parties starting on January 14, 2014 at the Enersis, Coelce, Itaú BBA Bank, BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros-, and CVM’s headquarters, as well as on the following web sites: www.coelce.com.br; www.cvm.gov.br, www.bmfbovespa.com.br, www.enersis.cl and http://www.itaubba.com.br/portugues/atividades/prospectos-to-iubb.asp. Additionally, Coelce’s shareholders list will be available at the headquarters of the above mentioned companies.

This transaction is part of the process of using  proceeds raised by the capital increase operation approved at the Extraordinary Shareholders’ meeting held on December 20, 2012, which concluded successfully in March 2013 with the subscription of the 100% of the new shares issued, raising approximately US$ 2,400 million in cash.

Sincerely yours,

Ignacio Antoñanzas Alvear

Chief Executive Officer

cc.:          Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

                Comisión Clasificadora de Riesgo (Risk Classification Commission)

                Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

                Depósito Central de Valores (Central Securities Depositary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: January 14, 2014